(m)(1)(ii)

May 1, 2011

ING Variable Products Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258

Re:

Reduction in Fee Payable under Shareholder Services Plan for the Class S Shares

Ladies and Gentlemen:

By this letter dated May 1, 2011, we have agreed to waive a portion of the shareholder services fee payable to us under the Shareholder Services Plan for Class S shares (the “Plan”) of ING International Value Portfolio and ING MidCap Opportunities Portfolio (the “Portfolios”), each a series of ING Variable Products Trust, in the amount of 0.05% per annum on the average daily net assets attributable to Class S shares of the Portfolios as if the shareholder services fee specified in the Plan were 0.20%.  By this letter, we agree to waive that fee for the period from May 1, 2011 through and including May 1, 2012.

With respect to ING MidCap Opportunities Portfolio (the “Portfolio”), this waiver is solely applicable in connection with the maximum operating expense limitation for Class S shares of the Portfolio, as set forth in the Expense Limitation Agreement between ING Investments, LLC and ING Variable Products Trust dated November 1, 2002 and not during such time as the side letter agreement dated May 2, 2010, as amended or renewed, setting forth  an expense limitation with respect to Class S shares remains in effect.

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7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investments Distributor, LLC

May 1, 2011

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

/s/  Todd Modic

Todd Modic

Senior Vice President

ING Investments Distributor, LLC

Agreed and Accepted:

ING Variable Products Trust

(on behalf of ING International Value Portfolio and ING MidCap Opportunities Portfolio)

By:

/s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President